MANAGEMENT DISCUSSION AND ANALYSIS FOR

THE THREE AND NINE MONTHS ENDED

OCTOBER 31, 2022 & 2021

RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) of Red Metal Resources Ltd. (the “Company” or “Red Metal”), has been prepared by management, in accordance with the requirements of National Instrument 51-102 as of December 28, 2022, and should be read in conjunction with condensed interim consolidated financial statements for the three- and nine-month periods ended October 31, 2022 and 2021, and the related notes contained therein which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations  Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting including IAS 34 Interim financial reporting.  The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a “Venture Issuer” as defined in National Instrument 51-102. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com and the Company’s website at http://www.redmetalresources.com.

References to “Red Metal”, the “Company”, “we”, “us”, “our” or similar terms refer to Red Metal Resources Ltd. and its wholly-owned subsidiary, Minera Polymet SpA, which owns a 100% interest in  three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. All of the Company’s mineral properties are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, Atacama Region, Chile.

All financial information in this MD&A has been prepared in accordance with IFRS and all dollar amounts are quoted in Canadian dollars, the reporting and functional currency of the parent Company, unless specifically noted. The functional currency for the Company’s Chilean subsidiary is Chilean peso.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain statements in this MD&A may constitute forward-looking information, future oriented financial information, or financial outlooks (collectively, "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may relate to this MD&A, the Company's future outlook and anticipated events or results and, in some cases, can be identified by terminology such as "may", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "targeted", "possible", "continue" or other similar expressions concerning matters that are not historical facts and include, but are not limited in any manner to, those with respect to commodity prices, mineral resources, mineral reserves, realization of mineral reserves, existence or realization of mineral resource estimates, the timing and amount of future production, the timing of construction of any proposed mine and process facilities, capital and operating expenditures, the timing of receipt of permits, rights and authorizations, and any and all other timing, development, operational, financial, economic, legal, regulatory and political factors that may influence future events or conditions, as such matters may be applicable.

In particular, this MD&A contains forward-looking statements pertaining to the following:

•expectations regarding revenue, expenses and operations;

•the Company having sufficient working capital and being able to secure additional funding necessary for the continued exploration of the Company’s mineral interests;

•expectations regarding the potential mineralization, geological merit and economic feasibility of the Company’s projects;

•expectations regarding drill programs and potential impacts thereof;

•expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•treatment under applicable governmental regimes for permitting and approvals; and

•key personnel continuing their employment with the Company. See “Risk Factors”.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Such forward-looking statements are based on a number of material factors and assumptions, and include the ultimate determination of mineral reserves, if any, the availability and final receipt of required approvals, licenses and permits, sufficient working capital to develop and operate any proposed mine, access to adequate services and supplies, economic conditions, commodity prices, foreign currency exchange rates, interest rates, access to capital and debt markets and associated costs of funds, availability of a qualified work force, and the ultimate ability to mine, process and sell mineral products on economically favourable terms.

While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Actual results may vary from such forward-looking information for a variety of reasons, including but not limited to risks and uncertainties disclosed in this MD&A. Forward-looking statements are based upon management's beliefs, estimates and opinions on the date the statements are made and, other than as required by law, the Company does not intend, and undertakes no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Investors are cautioned against placing undue reliance on forward-looking statements.

Change in Functional and Presentation Currency

Effective February 1, 2021, the Company changed its presentation currency from US dollars to Canadian dollars. The Company believes that the change in presentation currency will provide shareholders with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its industry peers. The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively.

In order to satisfy the requirements of IAS 21 – The effects of changes in foreign exchange rates, with respect to the change in presentation currency, the condensed interim consolidated financial statements for the three- and nine-month periods ended October 31, 2021, have been restated from USD to CAD as follows: (i) the consolidated statement of comprehensive loss has been translated into the presentation currency using the average exchange rate prevailing during the reporting period, (ii) all assets and liabilities have been translated using the period-end exchange rate, (iii) all resulting exchange differences have been recognized in accumulated other comprehensive loss, and (iv) shareholders’ deficit balances have been translated using historical rates based on rates in effect on the date of material transactions.

The functional currency of the Company and its wholly-owned subsidiary is the currency of the primary economic environment in which the entity operates. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. The continuation of Red Metal from Nevada to British Columbia, listing of its common shares on the Canadian Securities Exchange, as well as closing latest private placements in Canadian dollars, have significantly increased the Company’s exposure to the Canadian dollar. Therefore, as of February 1, 2022, the Company adopted Canadian dollar as corporate entity’s functional currency on a prospective basis. Minera Polymet continues to use Chilean peso as its functional currency.

COMPANY OVERVIEW

Background

Red Metal Resources Ltd. was incorporated under the Nevada Business Corporations Act on January 10, 2005, as Red Lake Exploration, Inc. On August 27, 2008, the name of the Company was changed to Red Metal Resources Ltd. On February 10, 2021, the Company changed its corporate jurisdiction from the State of Nevada to the Province of British Columbia by means of a process called a “conversion” under the Nevada Revised Statutes and a “continuation” under the Business Corporations Act (British Columbia). Upon the Company’s continuation to British Columbia, the Articles of Incorporation and Bylaws of the Company, under the Nevada Revised Statutes, were replaced with the Articles of the Company, under the Business Corporations Act (British Columbia). The authorized capital of the Company was amended to an unlimited number of common shares without par value.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

On November 18, 2021, the Company filed a final non-offering prospectus ( the “Prospectus”) with the B.C. Securities Commission and became a reporting issuer in the province of British Columbia. The common shares of the Company were approved for listing on the Canadian Securities Exchange (the “CSE”) and began trading under the symbol "RMES" as of market open on November 25, 2021, and the Company automatically became a reporting issuer in the province of Ontario. The Company’s common shares continue to trade on the OTC Link alternative trading system on the OTC PINK marketplace under the symbol "RMESF".

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 595 Burrard Street, Suite 700, Vancouver, British Columbia, V7X 1S8. The Company's mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8.

On August 21, 2007, the Company formed Minera Polymet Limitada (“Polymet”) as a limited liability company, under the laws of the Republic of Chile. On September 28, 2015, the Company changed Polymet’s incorporation from Limited Liability Company to a Closed Stock Corporation (“SpA”). As of the date of this MD&A the Company owns 100% of Polymet, which holds its Chilean mineral property interests.

The Company is engaged in the business of mineral exploration in Chile with the objective to explore and, if warranted, develop mineral properties. All of the Company’s mineral concessions are located in the Candelaria iron oxide copper-gold (IOCG) belt of the coastal cordillera, in the Carrizal Alto Mining District, Atacama Region, Chile. The Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. In addition to holding these active properties, as an exploration company, the Company periodically stakes, purchases or options claims to allow time and access to fully consider the geological potential of claims.

The Company’s flagship project, the Farellón Project, is an early-stage exploration property consisting of eight mining concessions totaling 1,234 hectares.

Consistent with the Company’ historical practices, the Company’s management continues to monitor its costs in Chile by reviewing the Company’s mineral claims to determine whether they possess the geological indicators to economically justify the capital to maintain or explore them. As at the time of this MD&A, Polymet has two employees and engages independent consultants on as needed basis. Most of the Company’s support - such as vehicles, office, and equipment - is supplied under short-term contracts. The only long-term commitments that the Company has are for royalty payments on four of its mineral concessions - Farellón Alto 1 - 8, Quina 1 - 56, Exeter 1 - 54, and Che. These royalties are payable once exploitation begins. The Company is also required to pay property taxes that are due annually on all the concessions that are included in its properties.

The cost and timing of all planned exploration programs are subject to the availability of qualified mining personnel, such as consulting geologists, geo-technicians and drillers, and drilling equipment. Although Chile has a well-trained and qualified mining workforce from which to draw and few early-stage companies such as Red Metal are competing for the available resources, if the Company is unable to find the personnel and equipment needed at the prices that were budgeted for the programs, the Company might have to revise or postpone its exploration plans.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

OVERVIEW OF MINERAL PROPERTIES

As of the date of this MD&A the Company has three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property (see Figure 1 below)

Figure 1 - Location and access to active properties (accessible by road from Vallenar)

Mineral Tenure

Chile’s current mining and land tenure policies were incorporated into laws in 1982 and amended in 1983. The laws were established to secure the property rights of both domestic and foreign investors to stimulate mining development in Chile. While the state owns all mineral resources, exploration and exploitation of these resources is permitted by acquiring mining concessions which are granted by the courts according to the law.

Concessions are defined by UTM coordinates representing the centre-point of the concession and dimensions (in metres) in north-south and east-west directions. There are two kinds of concessions, mining and exploration, and three possible stages of a concession to get from an exploration concession to a mining concession: ‘pedimento’, ‘manifestacion’, and ‘mensura’ (see below for descriptions). An exploration concession (‘pedimento’) can be placed on any area, whereas the survey to establish a permanent exploitation concession (‘mensura’) can only be effected on “free” areas where no other mensuras exist.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Pedimento

A pedimento is an initial exploration concession with well-defined UTM coordinates delineating the north-south and east-west boundaries. The minimum size of a pedimento is 100 ha and the maximum is 5,000 ha, with a maximum length-to-width ratio of 5:1. A pedimento is valid for a maximum period of 2 years. At the end of the 2-year period it can either be reduced in size by at least 50% and renewed for an additional 2 years or, entered into the process to establish a permanent concession by converting it into a manifestacion. New pedimentos are allowed to overlap pre-existing pedimentos, however, the pedimento with the earliest filing date always takes precedence providing the concession holder maintains their concession in accordance with the Mining Code of Chile and the applicable regulations.

Manifestacion

Before a pedimento expires, or at any stage during its two-year life (including the first day the pedimento is registered), it may be converted to a manifestacion. A manifestacion is valid for 220 days, and then prior to the expiry date, the owner must request an upgrade to a mensura.

Mensura

Prior to the expiration of a manifestacion, the owner must request a survey (mensura). After acceptance of the Survey Request (‘Solicitud de Mensura’), the owner has approximately 12 months to have the concession surveyed by a government licensed surveyor. The surrounding concession owners may witness the survey, which is subsequently described in a legal format and presented to the National Mining Service of Chile (Sernageomin) for technical review, which includes field inspection and verification. Following the technical approval by Sernageomin, the file returns to a judge of the appropriate jurisdiction, who dictates the constitution of the claim as a mensura (equivalent to a patented claim in Canada). Once constituted, an abstract describing the claim is published in Chile’s official mining bulletin (published weekly), and 30 days later the claim can be inscribed in the appropriate Mining Registry (Conservador de Minas).

Once constituted, a mensura is a permanent property right, with no expiration date. As long as the annual fees (‘patentes’) are paid in a timely manner (from March to May of each year), clear title and ownership of the mineral rights is assured in perpetuity. Failure to pay the annual patentes for an extended period can result in the concession being listed for ‘remate’ (auction sale), wherein a third party may acquire a concession for the payment of back taxes owed (plus a penalty payment). In such a case, the claim is included in a list published 30 days prior to the auction and the owner has the possibility of paying the back taxes plus penalty and thus removing the claim from the auction list.

Due to the complicated nature of the land tenure system in Chile, Red Metal has engaged a land tenure specialist who sends a monthly report on the status of all claims in the areas the Company is working in.  This report includes a list of any new concessions in the Company’s area along with any obligation on the Company’s part to notify new concession holders of its existing concessions

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Table 1 - Active Properties

		Hectares
Property	Percentage, type of claim	Gross area	Net area(a)
Farellón
Farellón Alto 1 - 8	100%, mensura	66
Quina 1 - 56	100%, mensura	251
Exeter 1 - 54	100%, mensura	235
Cecil 1 - 49	100%, mensura	228
Teresita	100%, mensura	1
Azúcar 6 - 25	100%, mensura	88
Stamford 61 - 101	100%, mensura	165
Kahuna 1 - 40	100%, mensura	200
		1,234	1,234
Perth
Perth 1-36	100%, mensura	109
Rey Arturo 1-30	100%, mensura	276
Lancelot 1 1-27	100%, mensura	260
Galahad IA 1 44	100%, mensura	217
Camelot 1 53	100%, mensura	227
Percival 4 1 60	100%, mensura	300
Tristan II A 1 55	100%, mensura	261
Galahad IB 1 3	100%, mensura	10
Tristan II B 1 4	100%, mensura	7
Merlin IB 1 10	100%, mensura	38
Merlin A 1 48	100%, mensura	220
Lancelot II 1 23	100%, mensura	115
Galahad IC	100%, mensura	4
		2,044	2,044
Mateo
Margarita	100%, mensura	56
Che 1 and Che 2	100%, mensura	76
Irene and Irene II	100%, mensura	60
		192
Overlapped claims(a)		(10)	182
			3,460

(a)Irene and Irene II overlap each other; the net area of both claims is 50 hectares.

Table 2 - Property acquisition costs

	October 31, 2022	Effect of foreign currency translation	January 31, 2022	Effect of foreign currency translation	January 31, 2021 (restated)*
Farellón Project
Farellón	$392,569	$(39,820)	$432,389	$(41,403)	$473,792
Quina	151,311	(15,349)	166,660	(15,958)	182,618
Exeter	153,681	(15,589)	169,270	(16,209)	185,479
Sub-total, Farellón Project	697,561	(70,758)	768,319	(73,570)	841,889
Perth Project	48,532	(4,922)	53,454	(5,120)	58,574
Total property acquisition costs	$746,093	$(75,680)	$821,773	$(78,690)	$900,463

*Restated for change in presentation currency

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Table 3 - Exploration costs for the nine-month period ended October 31, 2022 (excluding regulatory fees associated with claim maintenance of $3,633).

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$8,349	$19,385	$1,638	$29,372
Geology	82,038	-	-	82,038
Drilling	405,327	-	-	405,327
Equipment used	11,822	-	-	11,822
Camp costs (including meals and travel)	52,318	-	-	52,318
Assay costs	57,803			57,803
Total exploration costs	$617,657	$19,385	$1,638	$638,680

Table 4 - Exploration costs for the nine-month period ended October 31, 2021 (excluding regulatory fees associated with claim maintenance of $3,797). (restated)*

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$24,457	$58,271	$4,924	$87,652
Geology	26,222	-	-	26,222
Camp costs (including meals and travel)	2,248	-	-	2,248
Total exploration costs	$52,927	$58,271	$4,924	$116,122

*Restated for change in presentation currency

Carrizal Property - Farellón And Perth Projects

Property Description and Location

The Carrizal Property is located approximately 700 km north of Chile’s capital city of Santiago, Atacama Region. The Carrizal Property lies within the Carrizal Alto Mining District, straddling the border between Huasco and Copiapo provinces, approximately 75 km northwest of the City of Vallenar, 150 km south of Copiapo, and 20 km west of the Pan-American Highway. The centre of the Carrizal Property is situated at coordinates 308750 mE and 6895000 mN (PSAD56 UTM Zone 19, Southern Hemisphere).

The Carrizal Property has historically been subdivided into two separate projects, namely the Perth and Farellón project areas, representing roughly the northern and southern halves of the Carrizal Property, respectively. The Carrizal Property consists of 21 mining concessions (“mensuras”) covering a total area of 3,278 hectares (2,044 ha in the Perth Project and 1,234 ha in the Farellón Project) (Figure 2).

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Figure 2 - Location of the Farellón and Perth projects claim blocks of the Carrizal Property, Atacama Region, northern Chile

2022 Drill Program on Farellón Alto 1-8

During January - February 2022, the Company successfully completed a nine-hole 2,010m drill program on Farellón Alto 1-8 concession. The drill program targeted down dip extensions of known mineralized zones as well as testing new zones.

Highlights

•First hole on new zone intercepted six meters of vein with strong visible copper sulphides; further 1.5 km of untested strike length;

•All holes have intercepted visible copper sulphide mineralization and alteration associated with IOCG deposits; and

•Diamond drill core provided valuable alteration and structural information not seen in previous RC drilling.

Diamond Drilling

First five drillholes were focused at the northern end of the previously drilled Farellón project close to the artisanal mine workings. All five drill holes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite, zones of strong alteration associated with IOCG deposits and breccia zones up to 20m in width.  Significant elements noted in initial observations included widespread potassic and argillic alteration and significant amounts of iron oxides transitioning from hematite into magnetite at depth.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

The final four drillholes of the program targeted the south and north end of the Farellón zone and tested a previously undrilled structure parallel to the Farellón zone. These four drillholes intercepted zones of sulphide mineralization including chalcopyrite and chalcocite and zones of strong alteration associated with IOCG deposits.

Table 5 - Summary of holes (1)

Drillhole	Target	Length	Highlights
FAR-22-012	Farellón North	143	9 metre zone with visible copper sulphide mineralization, infill gap in historic drilling
FAR-22-013	Farellón North	170	Extending known mineralization down dip by ~50m, 23-metre zone of quartz/calcite veining with copper sulphides
FAR-22-014	Farellón North	158	Step out ~100m along strike
FAR-22-015	Farellón North	266	Down dip from FAR-22-014
FAR-22-016	Farellón North	286	Extend known mineralization to 196m vertical depth
FAR-22-017	Farellón South	326	Mineralized breccia zone at 236-243m
FAR-22-018	Farellón South	293	Multiple zones of disseminated chalcopyrite mineralization and intense IOCG associated alteration
FAR-22-019	Farellón North	188	85-91m brecciated quartz veining with strong chalcopyrite mineralization
FAR-22-020	New Zone	182	142-147.6m quartz calcite vein with strong chalcopyrite mineralization and actinolite, iron and sericite alteration

(1)Widths are drill-indicated core length as insufficient drilling has been undertaken to determine true widths at this time.

New Zone Drill Tested

The newly tested parallel structure lies approximately 250 metres west of the Farellón vein and was mapped and sampled on surface in 2012. Mapping completed in 2012 traced the vein continuously over approximately 1.5km.  All six surface samples taken along the structure in 2012 are listed below and all samples returned significant copper, gold and cobalt. The structure was tested with one drillhole and a six-metre quartz calcite vein was intercepted from 142m to 142.6m with visible chalcopyrite mineralization, intense pyrrhotite, albite and actinolite alteration.

Table 6 - Historic 2012 surface sampling on new zone

Sample ID	Easting	Northing	CuT%	Au g/t	Co%
123984	309701	6889159	4.97	0.43	0.07
123985	309862	6889291	3.73	0.80	0.02
123986	309644	6889070	3.40	0.41	0.03
123987	309424	6888843	1.60	0.23	0.10
123989	309227	6888420	3.86	0.68	0.04
123990	309040	6888003	2.49	0.63	0.02

In June 2022, the Company announced the assay results for four of the nine holes drilled.

Highlights

•Results for four drillholes were proven to be consistent with historic drilling;

•FAR-22-020: 5.7m of 1.10% Cu, 0.12% Co and 0.25 g/t Au, a first intercept on a new vein previously only sampled at surface, the Gordal Vein

•FAR-22-017: 3.6m of 1.36% Cu, 0.01% Co and 0.42 g/t Au, this intercept confirms continuity of the mineralized structure and extends mineralization approximately 25 metres down dip to a vertical depth of approximately 200 metres on the south Farellón zone

•Mineralization remains open down dip on all areas drilled

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Table 7 - Assay Results

Drillhole	From	To	Length	Cu%	Co%	Au g/t	CuEq%
FAR-22-012	79.55	83.25	3.7	0.62	0.08	0.13	1.14
FAR-22-013	55.25	59.3	4.05	0.98	0.07	0.1	1.42
FAR-22-013	97.1	123	25.9	0.31	0.05	0.08	0.63
FAR-22-017	200.4	204	3.6	1.36	0.01	0.42	1.73
FAR-22-020	139.9	147.7	7.8	0.83	0.09	0.19	1.44
includes	142	147.7	5.7	1.10	0.12	0.25	1.91

Mapping Program

The 2022 mapping and prospecting program on Farellón project focused on detailed mapping of veins along strike of, and to the east of the main Farellón structure with the goal of developing new drill targets. New veins mapped and sampled include the Gorda vein which was drilled in Hole FAR-22-020. The Gorda vein lies 250 metres east of the Farellón structure which was mapped and sampled along strike for a full kilometre.  A further five veins were mapped and sampled in detail to develop future drill targets throughout the property.

Highlights

•A high sample return of 5.77% Cu, 1.55% Co and 0.11 g/t Au two kilometres along strike to the north of the recent drilling on the Farellón structure; and

•Three veins mapped in detail, each demonstrating over a kilometre of prospective strike length with mineralized grab samples

Table 8 - Grab Sample Highlights(1)(2).

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500818	6888943	309490	553	1.54	1.74	0.047	6.26
500902	6891077	310916	632	1.63	0.11	1.545	5.77
500832	6889540	311547	540	1.82	0.22	0.021	5.66
500895	6890377	310310	631	1.58	0.63	0.146	5.18
500887	6889724	311958	495	0.94	0.32	0.063	5.06
500803	6889197	309735	561	2.21	0.04	0.019	4.89
500822	6888323	309800	647	1.96	3.43	0.015	4.59
500830	6889441	311412	524	1.71	0.67	0.027	4.11
500827	6888543	310082	618	1.71	4.91	0.094	3.70
500894	6890373	310305	631	0.45	0.13	0.028	3.41
500844	6888968	310724	496	1.48	0.27	0.024	3.37
500854	6889477	310518	582	1.05	3.28	0.160	3.16
500837	6889267	311117	527	0.67	1.97	0.029	3.03
500814	6889114	309667	587	1.51	0.19	0.057	2.79
500858	6889836	310979	582	2.46	2.06	0.002	2.70
500834	6889309	312021	472	1.52	0.45	0.054	2.64
500824	6888423	309869	621	1.32	0.74	0.136	2.61
500833	6890107	311855	522	1.12	0.21	0.071	2.52
500820	6888717	309359	592	3.64	0.45	0.036	2.50
500831	6889472	311475	533	1.91	0.02	0.015	2.39
500859	6889807	310888	564	1.14	0.17	0.019	2.11
500840	6888767	310417	546	1.07	0.81	0.018	2.06

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Sample Number	Northing UTM	Easting UTM	Elevation (asl)	Weight of Sample (Kg)	Au g/t	Co%	Cu%
500850	6888284	310247	572	1.5	1.57	0.029	1.90
500816	6889020	309583	594	3.62	0.38	0.020	1.88
500868	6890705	311339	574	1.43	0.09	0.085	1.77
500886	6889679	312500	457	0.93	0.22	0.002	1.76
500806	6889420	309857	575	1.3	0.09	0.036	1.69
500819	6888717	309359	592	2.64	0.47	0.048	1.54
500855	6889630	310681	596	1.19	0.87	0.025	1.54
500852	6889527	310785	561	1.86	0.24	0.193	1.21
500829	6889352	311252	539	3.43	0.65	0.073	1.20
500856	6889748	310735	570	2.31	0.22	0.024	1.15
500835	6889244	311891	496	3.24	1.54	0.001	0.94
500838	6889227	311054	548	1.26	1.89	0.019	0.88
500892	6889011	312361	435	0.8	0.01	0.033	0.86
500826	6888696	310059	627	1.75	1.79	0.003	0.84
500801	6889269	309795	596	1.96	0.09	0.121	0.82
500823	6888344	309815	637	2.74	0.22	0.006	0.75
500853	6889444	310665	578	2.95	0.43	0.026	0.66
500802	6889233	309758	580	1.67	0.04	0.062	0.55
500825	6888485	309930	617	1.02	2.20	0.030	0.50

(1)Management cautions that prospecting surface rock samples and associated assays, as discussed herein, are selective by nature and represent a point location, and therefore may not necessarily be fully representative of the mineralized horizon sampled.

(2)Table 8 represents a selection of highlights including 41 samples out of 102 samples taken

Sample Preparation, Analysis, and Security

Red Metal has implemented a quality control program to comply with industry best practices for sampling, chain of custody, and analyses. Certified copper gold reference standards, blanks and duplicates are inserted at the core processing site as part of the QA/QC program in addition to the control samples inserted by the lab.

Recommended Plan of Exploration and Development

Based on the positive results from the multiple past exploration programs on the Farellón Project area, as well as successful 2022 drill program, the Company will continue with a planned 20,000m drill program to test down to 400m depth with enough intercepts to complete an initial mineral resource estimate. The Company has budgeted approximately $5,202,000 for this drill program.

MATEO PROPERTY

Property Description and Location

The Mateo Property is composed of five mineral concessions covering 182 hectares in the Atacama Region of Chile. The Mateo Property is situated 10 kilometres east of the City of Vallenar with the highest point at approximately 1,050m above sea level. The Mateo property is located close to power, water, and the urban centre of Vallenar, with a readily available mining workforce.

During the nine-month period ended October 31, 2022, the Company did not have any exploration activities on the Mateo Property.

Capital Resources

The Company’s ability to acquire and explore its Chilean claims is subject to the Company’s ability to obtain the

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

necessary funding. The Company’s management expects to raise funds through any combination of debt financing and/or sale of its securities. The Company has no committed sources of capital. If management is unable to raise funds as and when needed, the Company may be required to curtail, or even to cease, its operations.

Contingencies and Commitments

The Company had no contingencies at October 31, 2022.

As of the date of this MD&A, the Company has the following long-term contractual obligations and commitments, in addition to $2,530,784 the Company owes to its related parties under notes and amounts payable that are due on or after January 31, 2023 (as amended), and $137,918 in Chilean withholding taxes payable:

Farellón royalty. The Company is committed to paying the vendor a royalty equal to 1.5% on the net sales of minerals extracted from the Farellón Alto 1 - 8 concession up to a total of USD$600,000. The royalty payments are due monthly once exploitation begins and are subject to minimum payments of USD$1,000 per month.

Quina royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Quina concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Exeter royalty. The Company is committed to paying a royalty equal to 1.5% on the net sales of minerals extracted from the Exeter concession. The royalty payments are due semi-annually once commercial production begins and are not subject to minimum payments.

Che royalty. The Company is committed to paying a royalty equal to 1% of the net sales of minerals extracted from the concessions to a maximum of USD$100,000 to the former owner. The royalty payments are due monthly once exploitation begins and are not subject to minimum payments.

Mineral property taxes. To keep its mineral concessions in good standing the Company is required to pay mineral property taxes of approximately USD$30,000 per annum.

QUALIFIED PERSON

Caitlin Jeffs, P. Geo., President and Chief Executive Officer of the Company, is a “qualified person” as defined by NI 43-101 and has reviewed and approved, or has prepared, as applicable, the disclosure of the scientific and technical information contained in this document.

SELECTED FINANCIAL INFORMATION

Table 9 - Comparison of financial condition

	Nine months ended October 31, 2022	Year ended January 31, 2022
Comprehensive loss	$1,587,289	$1,684,433
Net loss per share - basic and diluted	$0.03	$0.04
Total assets	$1,053,576	$1,471,674

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

RESULTS OF OPERATIONS

Three months ended October 31, 2022 as compared to October 31, 2021

During the three-month period ended October 31, 2022, the Company reported a net loss of $210,544 as compared to net loss of $228,621 the Company incurred during the three-month period ended October 31, 2021. The Company’s total operating expenses during the three-month period ended October 31, 2022, were $168,245, a decrease of $31,073 as compared to $199,318 the Company reported for the three-month period ended October 31, 2021. The largest factor that contributed to the decrease in operating expenses was attributed to a $52,494 decrease in professional fees to $14,137, as compared to $66,631 the Company incurred during the comparative period.  The Company’s consulting fees to its management, the companies controlled by them, and to external consultants, decreased by $9,186, to $45,000 as comapred to $54,186 the Company incurred for the three-month period ended October 31, 2021. The salaries, wages and benefits decreased by $7,156 to $12,750, as compared to $19,906 for the comparative period ended October 31, 2021. The Company’s mineral exploration expenses, which were associated with the final costs of the drill and mapping programs on the Company’s Farellón Alto 1 – 8 concession totaled $2,609, as compared to $3,693 the Company incurred during the comparative three-month period ended October 31, 2021.

The above decreases were in part offset by a $37,081 increase in general and administrative expenses, which amounted to $81,218 for the period ended October 31, 2022, as compared to $44,137 for the period ended October 31, 2021. The largest  component of general and administrative expenses was associated with $76,815 the Company spent on advertising and promotion fees (2021 – $38,811). In addition, during the three-month period ended October 31, 2022, the Company incurred $7,845 in regulatory expenses, as compared to $5,754, the Company incurred during the comparative period ended October 31, 2021; and $4,686 in amortization of the equipment, increase of $2,675, as compared to $2,011 amorization expensed for the three month period ended October 31, 2022.

In addition to the regular business operating expenses, the Company’s overall net loss for the three-month period ended October 31, 2022, was effected by $42,323 in interest expense the Company accrued on the notes payable issued to its related parties (2021 - $30,178).

Nine months ended October 31, 2022 as compared to October 31, 2021

During the nine-month period ended October 31, 2022, the Company reported a net loss of $1,418,744 as compared to net loss of $780,225 the Company incurred during the nine-month period ended October 31, 2021. The Company’s total operating expenses during the nine-month period ended October 31, 2022, were $1,293,984, an increase of $603,381 as compared to $690,603 the Company reported for the nine-month period ended October 31, 2021. The largest factor that contributed to the increase in operating expenses was attributed to $642,313 in exploration expenses, which were associated with the drill and mapping programs on the Company’s Farellón Alto 1 – 8 concession as well as payment of annual mineral property taxes for 2022/23 year; during the comparative nine-month period ended October 31, 2021, the Company spent $119,919 on exploration expenses, which were associated with an initial preparation of the Farellón Alto 1 – 8 concession for planned drill program and with the payment of annual property taxes for 2021/22 and 2020/21 years. The Company’s general and administrative expenses increased by $223,189 to $340,192 during the nine-month period ended October 31, 2022, as compared to $117,003 for the period ended October 31, 2021. The largest  component of general and administrative expenses was associated with $201,906 the Company spent on advertising and promotion fees (2021 – $87,317), and $104,987 in value added tax (“IVA”) the Company recorded on its vendor payables (2021 - $4,749). The Company expenses its Chilean IVA as this tax can only be offset against tax payable by the Company on revenue-generating activities, which the Company does not expect to start generating in the foreseeable future.

In addition to the above noted expenses, the Company incurred $142,520 in consulting fees to its management, the companies controlled by them, and to external consultants, an increase of $2,591, as comapred to $139,929, the Company incurred for the nine-month period ended October 31, 2021. The regulatory fees and salaries, wages and  benefits amounted to $48,268 and $48,249, respectively, representing increases of $9,914 and $9,841 as compared to $38,354 and $38,409, the Company incurred during the comparative period.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

The above increases in operating expenses, were in part offset by a $162,942 decrease in professional fees, to $58,211 as compared to $221,153 the Company incurred during the nine-month period ended October 31, 2021; and by a $9,000 decrease in office rent fees, as the Company was not required to pay any rent during the nine-month period ended October 31, 2022.

In addition to the regular business operating expenses, the Company’s overall net loss for the nine-month period ended October 31, 2022, was effected by $119,328 in interest the Company accrued on the notes payable issued to its related parties (2021 - $87,244), which was further increased by $5,432 loss on foreign exchange fluctuations (2021 - $2,378).

Summary of Quarterly Results

Results for the most recently completed financial quarters are summarized in the table below:

Table 10 - Summary of quarterly results

Period ended	Net income/(loss)	Income/(loss) per share; basic and diluted
October 31, 2022	$(210,544)	$(0.00)
July 31, 2022	$(371,353)	$(0.01)
April 30, 2022	$(836,847)	$0.02)
January 31, 2022	$(841,776)	$(0.02)
October 31, 2021	$(228,621)	$(0.01)
July 31, 2021	$(383,965)	$(0.01)
April 30, 2021	$(167,638)	$(0.00)
January 31, 2021	$(185,176)	$(0.00)

During the quarter ended October 31, 2022, the Company recorded a net loss of $210,544. The Company’s total operating expenses during the three-month period ended October 31, 2022, were $168,245 with the largest expense associated with $81,218 the Company recorded in general and administrative fees, of which $76,815 were attributed to advertising and promotion expenses mainly associated with the Company’s efforts to raise awareness about Red Metal and its projects. In addition, the Company incurred $45,000 in consulting fees, $14,137 in professional fees, $7,845 in regulatory fees, and $12,750 in salaries, wages and benefits, which decreased as a result of the Company having to let go its staff, who were hired for the time of the exploration programs on its Farellón Alto 1 – 8 concession. The Company’s interest on current debt during the 3rd quarter of fiscal 2023 increased to $42,323.

During the quarter ended July 31, 2022, the Company recorded a net loss of $371,353. The Company’s total operating expenses during the three-month period ended July 31, 2022, were $330,075 with the largest expense associated with $118,443 the Company recorded in mineral exploration costs associated with the mapping program on its Farellón Alto 1 – 8 concession and payment of 2022/23 property taxes, and $98,575 the Company recorded in general and administrative fees which included $84,758 in advertising and promotion expenses mainly associated with the Company’s efforts to raise awareness about Red Metal and its projects. The Company’s consulting fees, which were associated with the services provided to Red Metal by its management, the companies owned by them, and third-party consultants, amounted to $45,400. In addition, the Company incurred $24,252 in professional fees, $20,962 in regulatory fees, and $17,275 in salaries, wages and benefits, which increased as a result of the Company hiring additional staff. The Company’s interest on current debt during the 2nd quarter of fiscal 2023 increased to $41,168.

During the quarter ended April 30, 2022, the Company recorded a net loss of $836,847. The Company’s total operating expenses during the three-month period ended April 30, 2022, were $795,664 with the largest expense associated with $521,261 the Company recorded in mineral exploration costs associated with the drill program on its Farellón Alto 1-8 concession, and $160,399 the Company recorded in general and administrative fees which included $102,677 in IVA incurred on vendor payables, and $40,333 in advertising and promotion expenses mainly associated with the Company’s efforts to raise awareness about Red Metal and its projects. The Company’s

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

consulting fees, which were associated with the services provided to Red Metal by its management, the companies owned by them, and third-party consultants, amounted to $52,120. In addition, the Company incurred $19,822 in professional fees, $19,461 in regulatory fees, and $18,224 in salaries, wages and benefits, which increased as a result of the Company hiring additional staff. The Company’s interest on current debt during the 1st quarter of fiscal 2023 increased to $35,837, and foreign exchange fluctuation resulted in an additional loss of $5,346.

During the quarter ended January 31, 2022, the Company recorded a net loss of $841,776. The Company’s total operating expenses during the three-month period ended January 31, 2022, were $829,518 with the largest expense associated with $327,070 the Company recorded in share-based compensation on options granted to the Company’s officers, directors, and consultants to acquire up to 1,750,000 Shares. Further expenses were associated with $187,750 in mineral exploration costs associated with the drill program on the Company’s Farellón Alto 1 – 8 concession, $92,527 in professional fees which included legal services, accounting and audit fees, as well as $74,079 the Company incurred in consulting fees which were associated with the Company’s listing on the CSE and with increased business operations. The Company’s general and administrative fees were $113,579 and included $90,040 in advertising and promotion expenses mainly associated with the Company’s efforts to raise awareness about the Company and its operations. The salaries, wages and benefits amounted to $9,012 and were associated with the payroll the Company pays to its employees working in Polymet. The Company’s interest on current debt during the 4th quarter of fiscal 2022 increased to $30,900. The above expenses were in part offset by $13,858 gain the Company recorded on debt forgiven by its vendors, and by $4,782 gain associated with foreign exchange fluctuation.

During the quarter ended October 31, 2021, the Company recorded a net loss of $228,621. The Company’s total operating expenses during the three-month period ended October 31, 2021, were $199,318 with the largest component of operating expenses represented by $66,631 the Company incurred in professional fees mainly associated with legal fees it incurred on preparing Prospectus to list the Company’s Shares on the CSE; the Company’s consulting fees amounted to $54,186 and were also connected with its listing on the CSE and a need to seek expert advise from external consultants. To prepare the investor community and to raise awareness about the Company, Red Metal incurred $38,811 in advertising and promotional activities. The Company’s salaries, wages and benefits amounted to $19,906 and were associated with the payroll Red Metal pays to its employees working in Polymet. These operating expenses were further increased by  $30,178 in interest on the notes payable the Company issued to its related parties.

During the quarter ended July 31, 2021, the Company recorded a net loss of $383,965. The Company’s total operating expenses during the three-month period ended July 31, 2021, were $352,804 with the largest component of operating expenses associated mainly with increased mineral exploration costs, which totaled $104,648 and included a payment of 2020/21 and 2021/22 property taxes on all mineral exploration projects, and with increased professional fees, which, for the three-month period ended July 31, 2021, amounted to $100,338. The increase in professional fees was mainly associated with increased legal fees required to assist the Company with listing its shares on the CSE as well as assistance with the non-brokered private placement of units which was closed on May 17, 2021 (the “Unit Offering”) and a non-brokered private placement of subscription receipts (the “SR Offering”). In addition, during the three-month period ended July 31, 2021, the Company incurred $50,746 in consulting fees to its management, the companies controlled by its management, and to independent consultants. the Company’s general and administrative fees were $53,853, and included $41,671 in advertising and promotion fees; the regulatory fees were $28,836 and were associated with extra filing and regulatory fees associated with the Unit and Receipt Offerings, as well as with the filing of the Company’s Prospectus. The salaries, wages and benefits amounted to $9,070 and were associated with the payroll the Company pays to its employees working in Polymet. These operating expenses were further increased by  $29,597 in interest on the notes payable the Company issued to its related parties.

During the quarter ended April 30, 2021, the Company recorded a net loss of $167,638. The Company’s total operating expenses during the three-month period ended April 30, 2021, were $138,480 with the largest component of operating expenses associated mainly with professional fees, which, for the three-month period ended April 30, 2021, amounted to $54,183 and were represented mainly by legal fees required to assist the Company with preparing the continuation to BC, Canada and Annual Special Meeting of its shareholders, as well as assistance with the Company’s Unit Offering and SR Offering. During the three-month period ended April 30, 2021, the Company

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

incurred $34,998 in consulting fees to its management and the companies controlled by them. The Company’s mineral and exploration expenses amounted to $11,578, and were associated with the preparation of the Farellón Alto 1 – 8 concession for the drill program which started in January of 2022. The Company’s general and administrative expenses totaled $19,012 and included $6,835 in advertising and promotion expenses, $4,066 in administrative fees, and $3,555 in automobile expenses. The Company’s salaries, wages and benefits amounted to $9,432 and were associated with the payroll the Company pays to its employees working in Polymet. These operating expenses were further increased by $27,469 in interest on the notes payable the Company issued to its related parties.

During the quarter ended January 31, 2021, the Company recorded a net loss of $185,176. The Company’s total operating expenses during the three-month period ended January 31, 2021, were $155,068 of which the largest component was associated with $75,707 the Company incurred in professional fees including legal fees required to assist the Company with preparing the continuation to BC, Canada and Annual Special Meeting of its shareholders, as well as year-end audit fees. During the same period, the Company incurred $40,802 in consulting fees to its management and the companies controlled by them. The Company’s mineral and exploration expenses amounted to $1,566, and were associated with maintenance of its exploration claims in Chile. The Company’s general and administrative expenses totaled $13,527 and included $4,315 in administrative fees and $7,089 in office expenses. The Company’s salaries, wages and benefits amounted to $9,707 and were associated with the payroll the Company pays to its employees working in Polymet. These operating expenses were further increased by $28,388 in interest on the notes payable the Company issued to its related parties.

Liquidity and Capital Resources

As of October 31, 2022, the Company had a cash balance of $34,410, working capital deficit of $2,431,411 and cash used in operations of $1,213,885 for the period then ended.

During the nine-month period ended October 31, 2022, the Company supported its operations mainly through cash generated from equity financing. On May 17, 2021, the Company closed a non-brokered private placement by issuing 3,849,668 units at a price of $0.15 per unit (each a “Unit”) for gross proceeds of $577,450 (the “Unit Offering”). The Company raised further $969,131 by issuing 6,460,872 subscription receipts (each a “Subscription Receipt”) from its non-brokered private placement of subscription receipts, which the Company closed on June 15, 2021. These funds were held in escrow until November 22, 2021, when the Company met escrow release conditions, including but not limited to the listing of the Company’s common shares on the Canadian Securities Exchange (the “CSE”).  On May 16, 2022, the Company closed a non-brokered private placement (the “2022 Offering”) by issuing 3,308,666 units (the "2022 Units") at a price of $0.15 per 2022 Unit for gross proceeds of $496,300.

The funds raised in the Unit Offering, SR Offering, and the 2022 Offering were used to finance the 2022 Drill and Mapping Programs on the Farellón Alto 1 – 8 concession and to support the Company’s day-to-day operations.

The Company did not generate cash flows from its operating activities to satisfy the cash requirements for the nine-month period ended October 31, 2022. The amount of cash that the Company has generated from its operations to date is significantly less than its current and long-term debt obligations, including advances and notes payable to related parties. To service the Company’s debt, management relies mainly on attracting cash through debt or equity financing.

Transactions with Related Parties

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

Table 11 details the transactions with related parties for the three- and nine-month periods ended October 31, 2022 and 2021.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Table 11 - Related party transactions

	Three months ended October 31,		Nine months ended October 31,
	2022	2021	2022	2021
Consulting fees to a company owned by an officer and director	$15,000	$15,000	$45,000	$45,000
Consulting fees to a company controlled by officers and directors	15,000	15,000	45,000	45,000
Consulting fees to a company controlled by VP of Finance	-	7,724	7,120	16,033
Prepaid consulting fees to a company controlled by VP of Finance	-	(7,893)	-	14,431
Mineral exploration and general administrative expenses to a company controlled by officers and directors	2,386	-	98,921	-
Legal fees to a company controlled by a director	9,481	10,309	17,701	21,109
Rent fees to a company controlled by officers and directors	-	3,000	-	9,000
Total transactions with related parties	$41,867	$43,140	$213,742	$150,573

The following table shows the amounts due to related parties as at October 31, 2022 and January 31, 2022

Table 12 - Amounts due to related parties

	October 31, 2022	January 31, 2022
Due to a company owned by an officer and director (a)	$80,041	$21
Due to a company controlled by officers and directors (a)	146,954	39,565
Due to a company controlled by officers and directors (a)	140,450	5,650
Due to the Chief Executive Officer (“CEO”) (a), (b)	13,360	5,476
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,365	1,272
Due to a major shareholder (a), (b)	3,412	3,180
Due to a company controlled by a director (a)	1,586	2,090
Total due to related parties	$387,168	$57,254

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,047 (USD$1,500), CFO agreed to acquire the NSR for $1,365 (USD$1,000), and the major shareholder agreed to acquire the NSR for $3,412 (USD$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years, the Company does not commence commercial exploitation of the mineral properties, an annual payment of USD$10,000 per purchaser will be paid.

Pursuant to Chilean law, the NSR agreements will come in force only when registered against the land title in Chile. Due to temporary safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

On October 31, 2021, the Company and its related parties agreed to defer certain debt the Company owed to them until January 31, 2023. As at October 31, 2022 and January 31, 2022, the following amounts were included in long-term debt due to related parties.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Table 13 - Amounts due to related parties reclassified from current to long-term

	October 31, 2022	January 31, 2022
Due to a company owned by an officer(c)	$-	$74,763
Due to a company controlled by a director(c)	-	84,750
Total due to related parties	$-	$159,513

(c)At October 31, 2022, the above payables to related parties were included in current liabilities.

The following amounts were due under the notes payable the Company issued to related parties:

Table 14 - Long-term related party notes payable

	October 31, 2022	January 31, 2022
Note payable to CEO (d)	$1,328,391	$804,309
Note payable to CFO (d)	16,286	14,298
Note payable to a company controlled by directors (d)	181,219	170,730
Note payable to a major shareholder (d)	617,720	566,166
Total notes payable to related parties(e)	$2,143,616	$1,555,503

(d)The notes payable to related parties accumulate interest at a rate of 8% per annum, are unsecured, and are payable on or after January 31, 2023, as renegotiated by the Company on August 31, 2021.

(e)At January 31, 2022, the complete amount due under the notes payable was presented as part of long-term liabilities. At October 31, 2022, these notes were included in current liabilities.

During the three-month period ended October 31, 2022, the Company accrued $42,323 (October 31, 2021 - $30,178) in interest expense on the notes payable to related parties.

During the nine-month period ended October 31, 2022, the Company accrued $119,328 (October 31, 2021 - $87,244) in interest expense on the notes payable to related parties.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

Table 15 - Outstanding share data

Type	Amount	Conditions
Common shares	54,866,625	Issued and outstanding
Warrants	3,849,668	Exercisable into 3,849,668 common shares at a price of $0.20 per share until May 17, 2024 (as extended on May 2, 2022)
Broker Warrants	149,310	Exercisable into 149,310 common shares at a price of $0.20 per share until May 17, 2023
Warrants	6,460,872	Exercisable into 6,460,872 common shares at a price of $0.30 per share until November 23, 2022, and at a price of $0.60 during the period from November 23, 2022 to November 23, 2023
Broker Warrants	228,389	Exercisable into 228,389 common shares at a price of $0.30 per share until November 23, 2022, and at a price of $0.60 during the period from November 23, 2022 to November 23, 2023
Warrants	3,308,666	Exercisable into 3,308,666 common shares at a price of $0.30 per share until May 16, 2023, and at a price of $0.60 during the period from May 16, 2023 to May 16, 2024
Broker Warrants	202,090	Exercisable into 202,090 common shares at a price of $0.30 per share until May 16, 2023, and at a price of $0.60 during the period from May 16, 2023 to May 16, 2024
Stock options	1,720,000	Exercisable into 1,720,000 common shares at a price of $0.25 per share until November 24, 2026.
	70,785,620	Total shares outstanding (fully diluted)

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Private Placement

On May 16, 2022, the Company closed a non-brokered private placement (the "2022 Offering") issuing 3,308,666 units (the "2022 Units") at a price of $0.15 per 2022 Unit for gross proceeds of $496,300. Each 2022 Unit consists of one common Share and one whole transferable common share purchase warrant (a “2022 Warrant”). Each whole 2022 Warrant entitles the holder thereof, on exercise, to purchase one Share (a “2022 Warrant Share”) until the close of business on May 16, 2023, at an exercise price of $0.30 per 2022 Warrant Share, and at $0.60 per 2022 Warrant Share until May 16, 2024. In connection with the 2022 Offering, the Company paid aggregate finder’s fees of $30,314 and issued 202,090 Share purchase warrants valued at $25,076 and having the same terms as 2022 Warrants. In addition, the Company recorded $3,987 in other share issuance costs.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES

All significant accounting policies adopted by the Company have been described in the notes to the audited consolidated financial statements for the year ended January 31, 2022.

New accounting standards and interpretations

Accounting standards, amendments to standards, or interpretations have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

RISKS AND UNCERTAINTIES

General

The Company is in the business of exploring and, if warranted, developing mineral properties, which is a highly speculative endeavor. A purchase of any of the common shares involves a high degree of risk and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the common shares should not constitute a significant portion of an individual's investment portfolio and should be made only by persons who can afford a total loss of their investment. Prospective shareholders should evaluate carefully the following risk factors associated with an investment in the common shares.

The following risks and uncertainties could materially adversely affect the Company’s business, financial condition and results of operations. Additional risks and uncertainties not presently known to management of the Company or that are currently deemed immaterial may also impair the Company’s operations and financial condition.

Risks Relating to our recent Conversion and Continuation

After the conversion and continuation from Nevada to British Columbia, the Company continues to be treated as a U.S. corporation and may be taxed on its worldwide income.

The conversion and continuation of the Company from the State of Nevada to the Province of British Columbia, Canada is considered a migration of the Company from the State of Nevada to the Province of British Columbia, Canada. Certain transactions whereby a U.S. corporation migrates to a foreign jurisdiction can be considered by the United States Congress to be an abuse of the U.S. tax rules because thereafter the foreign entity is not subject to U.S. tax on its worldwide income. Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), was enacted in 2004 to address this potential abuse. Section 7874(b) of the Code provides generally that certain corporations that migrate from the United States will nonetheless remain subject to U.S. tax on their worldwide

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

income unless the migrating entity has substantial business activities in the foreign country to which it is migrating when compared to its total business activities.

The Company determined that the Section 7874(b) of the Code applies to the migration of the Company from the State of Nevada to the Province of British Columbia, Canada, and therefore Red Metal continues to be subject to United States federal income taxation on its worldwide income.

The Company may be classified as a Passive Foreign Investment Company as a result of the conversion and continuation.

Sections 1291 to 1298 of the Code contain the Passive Foreign Investment Company (“PFIC”) rules. These rules generally provide for punitive treatment of “U.S. holders” of PFICs. A foreign corporation is classified as a PFIC if more than 75% of its gross income is passive income or more than 50% of its assets produce passive income or are held for the production of passive income.

Because most of the Company’s assets after the conversion and continuation are in cash or cash equivalents and shares of the Company’s wholly-owned subsidiary, Minera Polymet SpA, the Company may in the future be classified as a PFIC. If Red Metal is classified as a PFIC, then the holders of shares of the Company who are U.S. taxpayers may be subject to PFIC provisions which may impose U.S. taxes, in addition to those normally applicable, on the sale of their shares of the Company or on distribution from the Company.

Holders of shares of the Company who are U.S. taxpayers should consult their own tax advisors with respect to the application of the PFIC rules in their particular circumstances.

Negative Operating Cash Flow

Mineral exploration and development are very expensive. During the nine-month period ended October 31, 2022, the Company earned no revenue while the net loss from operations totaled $1,418,744 (2021 - $780,225).

The Company’s operating expenses for the nine-month period ended October 31, 2022, totaled $1,293,984 (2021 - $690,603). These expenses were further increased by $119,328 (2021 - $87,244) in interest the Company accrued on its notes payable and by $5,432 loss on foreign exchange fluctuation (2021 - $2,378).

As of October 31, 2022, the Company had $34,410 in cash on hand. Since inception, the Company has supported its operations through equity and debt financing and, to a minor extent, through option payments received on its option or joint venture agreements, and royalty payments from third-party vendors, who the Company allowed to mine its mineral claims. The Company’s ability to continue its operations, including exploring and developing its mineral properties, will depend on its ability to generate operating revenue, obtain additional financing, or enter into joint venture agreements. Until the Company earns enough revenue to support its operations, which may never happen, the Company will continue to be dependent on loans and sales of its equity or debt securities to continue the development and exploration activities. If the Company do not find sources of financing as and when it needs them, the Company may be required to severely curtail, or even to cease, its operations.

Insufficient Capital

The Company was incorporated on January 10, 2005, and to date has been involved primarily in organizational activities, acquiring and exploring mineral claims and obtaining financing. The Company’s financial statements have been prepared assuming that it will continue as a going concern. From the Company’s inception, on January 10, 2005, the Company has accumulated losses of $13,563,508. As a result, the Company’s management has expressed substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company’s operations depends on its ability to complete equity or debt financings as needed or generate capital from profitable operations. Such financings may not be available or may not be available on reasonable terms. The Company’s financial statements do not include any adjustments that could result from the outcome of this uncertainty. Whether the Company will be successful as a mining company must be considered in light of the costs, difficulties, complications and delays associated with its proposed exploration programs. These potential problems

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

include, but are not limited to, finding claims with mineral deposits that can be cost-effectively mined, the costs associated with acquiring such properties and the unavailability of human or equipment resources.  The Company cannot provide assurance it will ever generate significant revenue from its operations or realize a profit. The Company expects to continue to incur operating losses during the next 12 months.

Debt Owing to Related Parties

As of October 31, 2022, the Company owed $387,168 to its related parties for the services they have provided and reimbursable expenses they have incurred on behalf of the Company; in addition, the Company owed its related parties $2,143,616 on account of notes payable, which are payable on or after January 31, 2023. The Company does not have the cash resources to pay the amounts due to related parties; therefore, it may decide to partially pay these individuals by issuing shares of the Company’s common stock to them. Because of the low market value of the Company’s common stock, the issuance of shares will result in substantial dilution to the percentage of the outstanding common stock owned by current shareholders.

Financing Risks

The Company has no history of significant earnings and, due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Company is through the sale of its securities. Even if the results of any future exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on the Properties. While the Company may generate additional working capital through equity offerings or through the sale or possible syndication of the Properties, there is no assurance that any such funds will be available. If available, future equity financing may result in substantial dilution to shareholders

Speculative Nature of Mineral Exploration

Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will, in part, be directly related to the costs and success of its exploration programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

No Known Mineral Reserves

It is unknown whether the Properties contain viable mineral reserves. If the Company does not find a viable mineral reserve, or if it cannot exploit the mineral reserve, either because the Company does not have the money to do it or because it will not be economically feasible to do so, the Company may have to cease operations and you may lose your investment. Mineral exploration is a highly speculative endeavor. It involves many risks and is often non-productive. Even if mineral reserves are discovered on the Properties, the Company’s production capabilities will be subject to further risks and uncertainties including:

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

•Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which the Company has not budgeted for;

•Availability and costs of financing;

•Ongoing costs of production; and

•Environmental compliance regulations and restraints.

Market Factors May Affect Ability to Market Any Minerals Found

Even if the Company discovers minerals that can be extracted in a cost-effective manner, it may not be able to find a ready market for its minerals. Many factors beyond the Company’s control affect the marketability of minerals. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting minerals and environmental protection. The Company cannot accurately predict the effect of these factors, but any combination of these factors could result in an inadequate return on invested capital.

Mineral Exploration is Hazardous

The search for minerals is hazardous. In the course of exploration, development and production of mineral properties, the Company could incur liability or damages as it conducts its business due to the dangers inherent in mineral exploration, including pollution, cave-ins, fires, flooding, earthquakes and other hazards. It is not always possible to fully insure against such risks or against which the Company may elect not to insure. The Company has no insurance for these types of hazards, nor does it expect to obtain such insurance for the foreseeable future. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Government Regulations

The mining business is subject to various levels of government control and regulation, which are supplemented and revised from time to time. The Company cannot predict what legislation or revisions might be proposed that could affect its business or when any such proposals, if enacted, might become effective. The Company’s exploration activities are subject to laws and regulations governing worker safety, and, if it explores within the national park that is part of its Farellón property, protection of endangered and other special status species as well as protection of significant archeological remains, if there are any, will likely require compliance with additional laws and regulations. The cost of complying with these regulations has not been burdensome to date, but if the Company mines the Properties and processes more than 5,000 tonnes of ore monthly, it will be required to submit an environmental impact study for review and approval by the federal environmental agency. The Company anticipates that the cost of such a study will be significant and, if the study were to show too great an adverse impact on the environment, the Company might be unable to develop the property or it might have to engage in expensive remedial measures during or after developing the property, which could make production unprofitable. This requirement could materially adversely affect the Company’s business, the results of its operations and its financial condition if it were to proceed to mine a property or process ore on the property.

The Company has no immediate or intermediate plans to process ore on any of the Properties

If the Company does not comply with applicable environmental and health and safety laws and regulations, it could be fined, enjoined from continuing its operations, and suffer other penalties. Although the Company makes every attempt to comply with these laws and regulations, it cannot provide assurance that it has fully complied or will always fully comply with them.

Environmental and Safety Regulations and Risks

Environmental laws and regulations may affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

current and former facilities and locations where operations are or were conducted. The permission to operate can be withdrawn temporarily where there is evidence of serious breaches of health and safety standards, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations. In all major developments, the Company generally relies on recognized designers and development contractors from which the Company will, in the first instance, seek indemnities. The Company minimizes risks by taking steps to ensure compliance with environmental, health and safety laws and regulations and operating to applicable environmental standards. There is a risk that environmental laws and regulations may become more onerous, making the Company’s operations more expensive.

Competition

The mining industry is intensely competitive in all its phases. The Company competes for the acquisition of mineral properties, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees with many companies possessing greater financial resources and technical facilities than the Company. The competition in the mineral exploration and development business could have an adverse effect on the Company’s ability to acquire suitable properties or prospects for mineral exploration in the future.

Stress in the Global Economy

Negative fluctuations in a state of global economy may cause general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and lower business spending, all of which may have a negative effect on the Company’s business, results of operations, financial condition and liquidity. The Company’s suppliers may not be able to supply it with needed raw materials on a timely basis, may increase prices or go out of business, which could result in the inability of the Company to carry out its planned exploration programs. Furthermore, it may become difficult to locate other mineral exploration companies with available funds willing to engage in risky ventures such as the exploration of the Properties.

Such conditions may make it very difficult to forecast operating results, make business decisions and identify and address material business risks. As a result, the Company’s operating results, financial condition and business could be adversely affected.

The Company conducts operations in a foreign jurisdiction and is subject to certain risks that may limit or disrupt its business operations.

The Company’s head office is in Canada and its mining operations are in Chile. Mining investments are subject to the risks normally associated with the conduct of any business in foreign countries including uncertain political and economic environments; wars, terrorism and civil disturbances; changes in laws or policies, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary governmental permits; currency fluctuations; restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. or Canadian dollars, and on the ability of such companies to hold U.S. or Canadian dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold, copper or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks could limit or disrupt the Company’s exploration programs, cause it to lose its interests in its mineral claims, restrict the movement of funds, cause it to spend more than it expected, deprive it of contract rights or result in its operations being nationalized or expropriated without fair compensation, and could materially adversely affect the Company’s financial position or the results of its operations. If a dispute arises from the Company’s activities in Chile, the Company could be subject to the exclusive jurisdiction of courts outside North America, which could adversely affect the outcome of the dispute.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Legal ownership of the claims included in the Company’s portfolio

The Company’s ability to realize a return on its investment in mineral claims depends upon whether it maintains the legal ownership of the claims. While the Company takes steps it believes are necessary to maintain legal ownership of its claims, title to mineral claims may be invalidated for a number of reasons, including errors in the transfer history or acquisition of a claim the Company believed, after appropriate due diligence investigation, to be valid, but in fact, wasn’t. The Company takes a number of steps to protect the legal ownership of its claims, including having its contracts and deeds notarized, recording these documents with the registry of mines and publishing them in the mining bulletin. The Company also reviews the mining bulletin regularly to determine whether other parties have staked claims over its ground. However, none of these steps guarantees that another party could not challenge the Company’s right to a claim. Any such challenge could be costly to defend and, if the Company lost its claim, its business and prospects would likely be materially and adversely affected.

No Anticipation of Payment of Dividends

A dividend has never been declared or paid in cash on the common shares. The Company does not anticipate such a declaration or payment for the foreseeable future. The Company intends to retain any earnings to develop, carry on, and expand its business.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings. The value of common shares will be affected by such volatility.

Fluctuating Mineral Prices and Currency Risk

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

The Company sometimes holds a significant portion of its cash in U.S. dollars. Currency exchange rate fluctuations can result in conversion gains and losses and diminish the value of its U.S. dollars. If the U.S. dollar declined significantly against the Canadian dollar or the Chilean peso, its U.S. dollar purchasing power in Canadian dollars and Chilean pesos would also significantly decline and that could make it more difficult for the Company to conduct its business operations. The Company has not entered into derivative instruments to offset the impact of foreign exchange fluctuations.

Management

The success of the Company is currently largely dependent on the performance of its directors and officers. The loss of the services of any of these persons could have a materially adverse effect on the Company's business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.

Key Person Insurance

The Company does not maintain key person insurance on any of its directors or officers, and as result the Company would bear the full loss and expense of hiring and replacing any director or officer in the event the loss of any such

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

persons by their resignation, retirement, incapacity, or death, as well as any loss of business opportunity or other costs suffered by the Company from such loss of any director or officer.

Difficulty for United States Investors to Effect Services of Process Against the Company.

The Company is incorporated under the laws of the Province of British Columbia, Canada. Consequently, it will be difficult for United States investors to affect service of process in the United States upon the directors or officers of the Company, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. The majority of the Company’s directors and officers are residents of Canada and all of the Company’s material assets are located outside of the United States. A judgment of a United States court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the United States court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Conflicts of Interest

Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors' duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company have agreed to the following:

•Participation in other business ventures offered to the directors will be allocated between the various companies and on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate;

•No commissions or other extraordinary consideration will be paid to such directors and officers; and

•Business opportunities formulated by or through other companies in which the directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

Tax Issues

Income tax consequences in relation to the common shares will vary according to circumstances of each investor. Prospective investors should seek independent advice from their own tax and legal advisers prior to investing in common shares of the Company.

Other Risks and Uncertainties

Although the Company has tried to identify all significant risks, it may not have identified all risks, and other risks may exist. The Company has sought to identify what it believes to be the most significant risks to its business, but it cannot predict whether, or to what extent, any of such risks may be realized nor can it guarantee that it has identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to the Company’s common shares.

Financial Instruments

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs. The estimated fair value of financial liabilities, being accounts payable, accrued liabilities, and due to related parties, approximates their carrying values due to the short-term nature of these instruments.

Capital management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, to ensure future benefits to stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

The Company considers the items included in share capital as capital. The Company manages the capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at the date of the filing of this MD&A, the Company does not have any debt that is subject to externally imposed capital requirements.

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, and market risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Historically, the Company's sources of funding have been through equity financings and loans from the Company’s management and its major shareholder; however, the Company cannot be certain that it will be able to raise sufficient funds to meet its short-term business requirements.

Table 16 details the remaining contractual maturities of the Company’s financial liabilities as of October 31, 2022.

Table 16 - Contractual maturities of financial liabilities

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$150,847	$-	$-
Amounts due to related parties	387,168	-	-
Loans payable(1)	2,187,057	-	-
Withholding taxes payable	-	-	137,918
	$2,725,072	$-	$137,918

(1)Payments denominated in foreign currencies have been translated using the October 31, 2022, exchange rate.

b)Credit risk

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

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RED METAL RESOURCES LTD. Management's Discussion and Analysis As of October 31, 2022

c)Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.Currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian and United States dollars, and in Chilean Peso. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At October 31, 2022, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

ii.Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

iii.Equity Price risk

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

CONTINGENCIES

There are no contingent liabilities.

ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR at www.sedar.com.

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